# Nasdaq Regulation

Lisa Roberts
Vice President, Listing Qualifications

**Nasdaq**

April 30, 2021

*By Electronic Mail*

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 12, 2021 The Nasdaq Stock Market (the "Exchange") received from Valor Latitude Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

Class A ordinary shares included as part of the units

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Lisa Roberts*